Filed by Starburst II, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Selected Portions of 33rd Annual General Meeting of Shareholders Meeting and Related Presentation Materials. The following slides relate to the SoftBank Corp. 33rd Annual General Meeting of Shareholders Meeting held on June 21, 2013. The meeting was conducted in Japanese with simultaneous English translation. While every effort has been made to provide an accurate translation, there may be typographical mistakes, mistranslations of certain statements, errors, omissions or inaccuracies in the document. SoftBank believes that none of these inaccuracies is material. The related slides used in 33rd Annual General Meeting of Shareholders Meeting are included as an attachment to this transcript. A replay of the 33rd Annual General Meeting of Shareholders Meeting is accessible through SoftBank’s website at www.softbank.co.jp/en/.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Subscribers

100m 97.10m

80m = SoftBank

NTT docomo

60m 61.54m

40m

20m

2006 ’07 ’08 ’09 ’10 ’11 ’12 (FY)

Operating Income

= SoftBank

NTT

docomo

2005 ’06 ’07 ’08 ’09 ’10 ’11 ’12 ’13

Subscribers

= SoftBank

NTT

docomo

2006 ’07 ’08 ’09 ’10 ’11 ’12

Smartphone Call Connection Rate

= SoftBank

NTT

docomo

July 24, 2012 May 21, 2013

Surpassed NTT DOCOMO

Subscribers: The charts depict post-closing figures 13

Question 2

Why is SoftBank

Entering US Market?

Population

320m

130m 2.5x

(Source) the State of the World Population 2012

GDP

USD 15.1t

USD 5.9t 2.6x

(Source) The World Bank (2011 GDP)

Mobile Subscribers

350m

140m 2.5x

2001 ’02 ’04 ’06 ’08 ’10 ’12

(Source) US: Wireless Intelligence, Japan : TCA

Common Technologies

Smartphone

+

LTE

Announcement of

SoftBank / Sprint

Strategic Partnership

in October 2012

Mobile Revenue

Global No.3

SoftBank + EMOBILE + WILLCOM + Sprint



JPY 3.3t
JPY 2.8t
JPY 2.5t
JPY 2.5t
JPY2.4t
JPY 2.1t
JPY 1.9t
JPY 1.3t
Sprint
SoftBank Group
China Mobile
Verizon
SoftBank + Sprint
AT&T
Vodafone
NTT DOCOMO
Deutsche Telekom
KDDI



* USD 1 = JPY 78 (Oct. 2012)
* Revenue from January to June 2012

63

Subscribers

(m)

100 98.93m 97.10m

80

Verizon

60 NTT DOCOMO 61.54m

40

20

0

2006 ’07 ’08 ’09 ’10 ’11 ’12(FY)

=SoftBank + EM EMOBILE + WILLCOM + Sprint

Closing in on Verizon

*Verizon:Retail Connections

Question 3

Can you Give us

an Update on

Sprint Deal?

US Regulatory Reviews

U.S. SECURITIES AND EXCHANGE COMMISSION MCMXXXIV

U.S. Securities and Exchange Commissions

THE DEPARTMENT OF THE TREASURY 1789

Committee on Foreign Investment in the US

DEPARTMENT OF JUSTICE

QUI PRO DOMINA JUSTITIA SEQUITUR

Department of Justice

FEDERAL COMMUNICATIONS COMMISSION FCC USA

Federal Communications Commission

On Track to Obtain All Approvals

dish

Acquisition Proposal to the Sprint Special Committee

Abandoned

(June 18, 2013)

Big Step Towards Deal Closing

Clearwire Board Changed Recommendation

(June 20, 2013)

Support Sprint’s Offer

Discontinued

the negotiation with Dish

Major shareholders support Sprint

On Track for Deal Closing

in Early July 2013

=SoftBank

Sprint® TM

Question 4

Will the US Business

be Successful?

Confident in Success

vodafoneTM < Sprint® TM

Subscribers


(m)
SoftBank
45
30
15
0
41.88m
Rapid growth
Flat
2002 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 (FY)

*Sum of SoftBank Mobile, WILLCOM and EMOBILE.


(m)
Sprint
100
75
50
25
0
Already growing
53.54m
2009 '10 '11 '12 '13 '14 '15 '16 (FY)

*Sprint platform only.

72

Financials

Operating Income

(JPY bn)

500

400

JPY 467.8bn

vodafoneTM = SoftBank

Almost

300 in red

Turned around

200

100

0

2002 ’03 ’04 ’05 ’06 ’07 ’08 ’09 ’10 ’11 ’12 ‘:

EBITDA

(USD bn)

15

Sprint TM

10

5

0

Turning around

USD 5.2-5.5bn

’06

’07

’08

’09

’10

’11

’12

’13

’14

’15

’16

’17

’18

(FY)

(Forecast)

*Sprint: Adjusted OIBDA

Network

vodafoneTM

2GHz / 1.5GHz

No platinum band

Sprint TM

1.9GHz

850MHz

Platinum band

Handset Line-up

vodafoneTM

Limited

Sprint®TM

Affluent

vodafoneTM

At the Time of Acquisition

Sprint®TM

Flat

Almost in red

Not available

Limited

Subscribers

Financials

Platinum band

Handset line-up

Growing

Turning around

Available

Affluent

Moreover,

Planning Meetings

Maximizing Synergies

1. OPEX reduction

2. CAPEX efficiency

1. OPEX Reduction

Number of Smartphones Sold

(m)

28.8

26.9

26.5

13.3

8.5

Verizon AT&T SoftBank Sprint NTT DOCOMO KDDI

Economies of Scale with No.3 Position in Japan & US

*Actual results for FY2012.

Created by SoftBank Corp. based on respective companies’ publicly available information.

*The charts depict post-closing figures

1. OPEX Reduction

Network OPEX

IT Cost Reduction

Churn Improvement

Customer Care

EBITDA

SPRINT® TM

(USD bn)

15

10

5

0

USD 5.2 - 5.5bn

’06 ’07 ’08 ’09 ’10 ’11 ’12 ’13 ’14 ’15 ’16 ’17 (FY)

(Forecast)

Synergies in OPEX Reduction

FY2014 - 2017 (annual average)

+ Over USD 2bn

FY2017

+ Over USD 3bn

*EBITDA: Adjusted OIBDA

2. CAPEX Efficiency

Mobile CAPEX

$20.4

$11.9 (JPY 1.2t)

$10.8

$9.7

$8.9

$7.5

$3.4

China Mobile SoftBank Sprint AT&T Vodafone (consolidated) Verizon NTT DOCOMO KDDI

Economies of Scale with No.2 Position

*Actual results for FY2012.

Created by SoftBank Corp. based on respective companies’ publicly available information.

1USD = 100yen

*The charts depict post-closing figures

2. CAPEX Efficiency

Traffic Management

Core Capacity Build

BBU

TDD-LTE Technology

CAPEX

SPRINT ® TM

32-36%

CAPEX Efficiency through Synergies

Before synergies

After synergies

Total sum up to 2017

* SoftBank and Sprint will continue to manage their networks separately, except to the extent such joint management would occur in an arm’s length relationship between carriers

Mobile EBITDA Margin

SoftBank 50%

50%
40%	38%
30%	vodafone
20%		27%
10%
2002	’04	’06	’08	’10	’12

Sprint® TM

50%
40%	37%
30%
20%
10%
				14%
	2006	’08	’10	’12

Turnaround

Question 5

What is the Mid- and Long-term Target?

Announcement of

Next 30-Year Vision in 2010

To be Listed in the Global Top 10 Market Cap.

Market Cap. Global Ranking (all industries)

Rank	Company	JPY t
1	Exxon Mobile	38.8
2	Apple	38.1
3	Google	28.5
4	Microsoft	27.7
5	Berkshire Hathaway	26.9
6	GE	23.8
7	Walmart	23.4
8	PetroChina	22.9
9	Johnson & Johnson	22.9
10	Chevron	22.4
113	SoftBank	6.6

Global

113th

(Source) Bloomberg as of June 20, 2013

JPY 200t (+16%/year)
Market Cap.	Global Top10
(As of June 20, 2013)

Accelerated

Progress

	JPY 6.6t	(+20%/year)
Global 113th
JPY 2.7t
JPY 0.2t	Global 217th
Global 3,000th

1994

(IPO)

June, 2010 June, 2013

2040

Q&A

= SoftBank

Reason for change of the investment amount in Sprint

Q&A

= SoftBank

Other option in case the Sprint transaction does not close

Q&A

= SoftBank

Making Clearwire a wholly-owned subsidiary of Sprint